UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Thorne HealthTech, Inc.

(Name of Subject Company (Issuer))

Healthspan Merger Sub, Inc.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

Healthspan Buyer, LLC

(Name of Filing Person (Parent of Offeror))

Healthspan Intermediate, LLC

Healthspan Topco, LLC

Healthspan Holdings, LP

Healthspan GP, LLC

LC10 Management, LLC

(Names of Filing Persons (Other))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

885260 109

(CUSIP Number of Class of Securities)

Marc Magliacano

Healthspan Merger Sub, Inc.

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, Connecticut 06830

(203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joshua Kogan, P.C.

Marshall Shaffer, P.C.

Ross Leff, P.C.

Zoey Hitzert

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 14, 2023 (as it may be amended from time to time, the “Schedule TO”) by Healthspan Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Healthspan Buyer, LLC, a Delaware limited liability company (“Parent”), Parent, Healthspan Intermediate, LLC, a Delaware limited liability company, Healthspan Topco, LLC, a Delaware limited liability company, Healthspan Holdings, LP, a Delaware limited partnership, Healthspan GP, LLC, a Delaware limited liability company, and LC10 Management, LLC, a Delaware limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Thorne HealthTech, Inc., a Delaware corporation (“Thorne”), at a price of $10.20 per Share, net to the seller in cash without interest and less any required withholding taxes and any Dividend Adjustments, upon the terms and conditions set forth in the offer to purchase dated September 14, 2023 (as it may be amended from time to time, the “Offer to Purchase”) and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO or the Offer to Purchase, as applicable.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, at the end of October 12, 2023, and were not extended (such date and time, the “Expiration Time”). The Depositary has advised Purchaser that, as of the Expiration Time, an aggregate of 52,596,517 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined by Section 251(h)(6) of the DGCL) by the Depositary in the Offer) had been validly tendered and not validly withdrawn pursuant to the Offer, representing 97.3% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Condition has been satisfied. Purchaser expects to promptly accept for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Parent expects to consummate the Merger on October 16, 2023 in accordance with, and subject to the terms of, the Merger Agreement.

Following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

A copy of the press release issued by L Catterton and Thorne on October 13, 2023 announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated by reference herein.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the information set forth in the second paragraph under Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“Certain Litigation. On September 19, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned O’Dell v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-08246. On September 20, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned Morgan v. Thorne HealthTech, Inc., et al., Case No. 1:23- cv-08342. On September 21, 2023, a purported stockholder of Thorne filed a complaint in the U.S. District Court for the District of Delaware against Thorne and the members of the Thorne Board, captioned Taylor v. Thorne HealthTech, Inc., et al., Case No. 1:23-cv-01034. On September 21, 2023, two purported stockholders of Thorne filed complaints in the U.S. District Court for the Southern District of New York against Thorne and the members of the Thorne Board, captioned Donatacci v. Thorne HealthTech, Inc., et. al., Case No. 1:23-cv-08372 and Wang v. Thorne HealthTech, Inc., et. al., Case No. 1:23-cv-08375. The complaints in this paragraph are referred to as the ‘Complaints.’”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(A)	Joint Press Release issued by Thorne HealthTech, Inc. and L Catterton on October 13, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2023

HEALTHSPAN MERGER SUB, INC.

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN BUYER, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN INTERMEDIATE, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Its:	President and Secretary

HEALTHSPAN TOPCO, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN HOLDINGS, LP

By:	Healthspan GP, LLC
Its:	General Partner

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN GP, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

LC10 MANAGEMENT, LLC

By:	/s/ Daniel Reid
Name:	Daniel Reid
Title:	Secretary